AB 4/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00


10030935

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section
APR 01 2010
Washington, DC 110

SEC FILE NUMBER
8-49653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 W. Main St.
(No. and Street)

Brevard (City) NC (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Craig Gilmore (828) 883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – if individual, state last, first, middle name)

7725 Ballantyne Commons Pkwy (Address), Charlotte (City) NC (State) 28277 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/6

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title



CATHERINE T BENTLEY
NOTARY
PUBLIC
TRANSYLVANIA COUNTY
N.C.

Notary Public

My Commission Expires March 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Financial Securities

March 31, 2010

To Whom It May Concern:

The attached statements from Vance Flouhouse & Garges, PLLC (the "Accountant") are in response to the deficiencies noted in the annual audit of Carolina Financial Securities, LLC (the "Firm").

In addition to the Accountant's response to the noted Control Deficiency related to "Management Override of Controls", the Firm would like to note that it is aware that QuickBooks, the accounting software utilized by the Firm, does make available the ability to edit entries, which is why the firm does not rely on the accounting software as the true and final copy of the books. All month-end accounting reports are kept with the bank statements, bank reconciliations, and net capital computation in paper copies. The printed reports are timestamped at the time of printing. To take additional measures to prevent against potential alteration, the Firm will add a procedure whereby multiple Firm principals sign a statement at the end of each month attesting to the accuracy of the paper copy financial statements. Each month, the signed statements will be filed with the paper copy financial statements.

Should you have any questions, or need further information, please do not hesitate to call me.

Sincerely,



Craig Gilmore
FINOP

P.O. Box 1076 ♦ Brevard, NC 28712 ♦ Tel: 828 883 4400 ♦ Fax: 828 883 4402 ♦ Email: compliance@carofin.com


FINRA
Financial Industry Regulatory Authority

BY CERTIFIED MAIL 7010 0290 0000 6218 0129

March 19, 2010

Craig Gilmore, Chief Financial Officer
Carolina Financial Securities, LLC
P.O. Box 1076
Brevard, NC 28712

Dear Mr. Gilmore:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1) SIPC Supplemental Report for the period of April 1, 2009 through December 31, 2009. The report should be dated and manually signed and include a schedule of assessment payments (SIPC Form-7T) and overpayments, payment dates, amounts, and name of SIPC collection agent to whom mailed OR if exclusion was claimed, a statement that the member qualified for exclusion and the date and name of the SIPC collection agent with whom SIPC-3 was filed; and the accountant's report, including, if applicable, a statement of corrective action taken or proposed corrective action. Please refer to SEC Rule 17a-5(e)(4).
2) A report describing any material inadequacies found to exist or if none existed, a statement stating so pursuant to the requirements of SEC Rule 17a-5(d)(2).
3) A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or If no material differences existed, a statement so stating pursuant to SEC Rule 17a-5(d)(4).
4) A written statement describing the actions the firm intends to take to address the control deficiency noted by the auditor relating to "Management Override of Controls".

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district

office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 2, 2010. Questions may be addressed to me at (404) 239-6133.

Sincerely,



Tim Baxter
Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: Katherine Addelman, Regional Director, Securities and Exchange Commission
Vance Flouhouse & Garges, PLLC



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/09

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies ~~were found~~ to exist ~~at~~ Carolina Financial Securities, LLC as the result of our audit for the year ended December 31, 2009.

As stated in our Independent Auditor's Report, the financial statements of Carolina Financial Securities, LLC including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by Carolina Financial Securities, LLC at December 31, 2009 and Carolina Financial Securities, LLC was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

This note shall serve as a supplemental report to the December 31, 2009 audit report of Carolina Financial Securities, LLC.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
March 9, 2010

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com


V F
&G

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/09

SEC Rule 17a-5(d)(4) – Reconciliation Statement

Carolina Financial Securities, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between Carolina Financial Securities, LLC's audited Net Capital computation under SEC Rule 15c3-1 and its Focus IIA quarterly filing under 18a-5(a).

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
March 29, 2010

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com


VF
&G

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/09

Control Deficiencies

Carolina Financial Securities, LLC has a noted control deficiency related to management override of controls.

This exists due to the nature of the software program. Controls have been put in place regarding log in ID's and locking of prior periods to overcome this issue and is not expected to cause any material financial statement misstatements.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
March 29, 2010

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/09

SEC Rule 17a-5(e)(4) – Schedule of Assessments and Payments
to the Securities Investor Protection Corporation (SIPC)

To the Members
Carolina Financial Securities, LLC
Brevard, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Carolina Financial Securiries, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carolina Financial Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Carolina Financial Securities, LLC's management is responsible for the Carolina Financial Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the December 31, 2009 audit report of Carolina Financial Securities, LLC.

Vance Flouhouse of Hayes PLLC

Charlotte, North Carolina
March 29, 2010

Form SIPC-4 **FY 2009**

8-049653 FINRA DEC	ASSESSMENT - FY 2009 $150.00
CAROLINA FINANCIAL SECURITIES	INTEREST DUE (Instructions Below) ———
185 WEST MAIN STREET	BALANCE DUE (Check Enclosed) 150.00
BREVARD, NC 28712	

PAID

CK. NO. 10285
DATE ~~1-5-09~~ 12-31-08

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2009, no later than January 30, 2009. Persons who become SIPC members after January 1, 2009 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2009 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

Account Summary

Reference	*Date*	*Description*	*Amount*
6379	1/1/2004	Assessment - S4-2004	150.00
12831	1/30/2004	Payment Applied	(150.00)
21505	1/1/2005	Assessment - S4-2005	150.00
25010	1/13/2005	Payment Applied	(150.00)
35785	1/1/2006	Assessment - S4-2006	150.00
40392	1/30/2006	Payment Applied	(150.00)
49426	1/1/2007	Assessment - S4-2007	150.00
54805	1/26/2007	Payment Applied	(150.00)
62411	1/1/2008	Assessment - S4-2008	150.00
66338	1/17/2008	Payment Applied	(150.00)
74874	1/1/2009	Assessment - S4-2009	150.00



SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N. W., SUITE 800
WASHINGTON, D. C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

February 2, 2009

TO: Chief Executive Officer, SIPC Member Firms

FROM: Armando J. Bucelo, Jr., Chairman

RE: Assessments

Pursuant to the requirements of the Securities Investor Protection Corporation Act of 1970 as amended and the provisions of Article 6 of the corporate bylaws, SIPC has determined that the SIPC Fund balance is reasonably likely to aggregate less than $1 billion and will likely remain less than $1 billion for a period of six (6) months or more and therefore, commencing on March 1, 2009, each SIPC member's assessment shall be ½ of one percent of the member's net operating revenues from the securities business. Such assessment shall continue until SIPC provides otherwise.

SIPC assessment forms and payments will be due semi-annually based on each member's fiscal year end. During this transitional assessment year, the first filings due will be for members whose fiscal years end in March and September. Those firms with a March year end will be required to file a SIPC-7T General Assessment Reconciliation Form for the year ended March 31, 2009 (one month). Members with a September year end will file a SIPC-6, General Assessment Payment Form, for that same one month period. Members with fiscal years ending March through December who paid the minimum assessment of $150 in January or February, 2009 will receive a credit for that payment. Thereafter, SIPC assessment forms and instructions will be mailed to members semi-annually and should be filed in accordance with their fiscal year.

Please review the fiscal year end date which is indicated on your address label and notify SIPC in writing or via email at asksipc@sipc.org if there is a discrepancy.



SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

March 2, 2009

TO: Chief Executive Officer, SIPC Member Firms

FROM: Armando J. Bucelo, Jr., Chairman

RE: Assessments

Pursuant to the requirements of the Securities Investor Protection Corporation Act of 1970 as amended and the provisions of Article 6 of the corporate bylaws, SIPC has determined that the SIPC Fund balance is reasonably likely to aggregate less than $1 billion and will likely remain less than $1 billion for a period of six (6) months or more and therefore, commencing on April 1, 2009, each SIPC member's assessment rate shall be .0025 of each member's net operating revenues from the securities business. Such assessment shall continue until SIPC provides otherwise.

SIPC assessment forms and payments will be due semi-annually based on each member's fiscal year end. During this transitional assessment year, the first filings due will be for members whose fiscal years end in April and October. Those firms with an April year end will be required to file a SIPC-7T General Assessment Reconciliation Form for the year ended April 30, 2009 (one month). Members with an October year end will file a SIPC-6, General Assessment Payment Form, for that same one month period. Members with fiscal years ending April through December who paid the minimum assessment of $150 in January, February or March, 2009 will receive a credit for that payment. Thereafter, SIPC assessment forms and instructions will be mailed to members semi-annually and should be filed in accordance with their fiscal year.

Please review the fiscal year end date which is indicated on your address label and notify SIPC in writing or via email at asksipc@sipc.org if there is a discrepancy.

Important Notice:

Due to a printer's error, some members may have received an incorrect letter dated February 2, 2009. The correct letter dated March 2, 2009 is enclosed. If you received the February 2nd letter, please disregard it. We apologize for any confusion this may have caused.

SIPC-6
(28-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

SIPC-6
(28-REV 3/09)

For the first half of the fiscal year ending June 30, 2009

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Carolina Financial Securities, LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Gilmore / (828) 883-4400

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 457.21

1. Less payment of $150 made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

12/31/08
Date Paid

2. Assessment balance due 307.21

B. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

C. Total assessment and interest due $ 307.21

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 307.21

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 10th day of July, 2009.

Carolina Financial Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending June 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 182,882
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 182,882
2e. General Assessment @ .0025	$ 457.21

(to page 1 but not less than $150 minimum)

SIPC-6 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation for the first half of each fiscal year, a six-month period, due no later than 30 days after the end of that period. However, since assessments based on net operating revenues were resumed effective April 1, 2009 most members will be filing this form and the year-end Transitional Assessment Reconciliation SIPC-7T for a "stub" year or for less than a six or 12-month period respectively. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by calling 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-6, pay the assessment, and should not be consolidated in your SIPC-6.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the fiscal period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statute, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART 11A Line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply the SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter interest computed on late payment (if applicable) on line 2B.

(iv) Enter the total due on line 2C and the payment of the amount due on line 2D.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assesments_. If all or any part of an assessment payable under Section 4 of the Act has not been received 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in , temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note. If the amount of assessment entered on line 2e of SIPC-6 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-6 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation

PAID

CK. NO. 10353

DATE 7-10-09

IMPORTANT NOTICE TO DECEMBER FYE (SIPC-6)

As you know, SIPC reinstituted the assessment based on net operating revenues (defined as all revenues minus interest expense see 2c(9) on page 2) effective April 1, 2009. Going forward, the assessment will be paid semi-annually based on your firm's fiscal year end.

According to SIPC's records, your firm has a fiscal year ending December 31, 2009. Therefore, we enclose a SIPC-6 which should be filed for the period April 1 through June 30, 2009. Do not forget to take credit for paying the $150 minimum assessment you have paid in January, February or March of 2009.

For your information, the next filing due will be a SIPC-7T covering the period April 1 through December 31, 2009. This will be followed by the SIPC-6, which will be mailed to you in June, 2010, and will be filed for the six months January 1 through June 30, 2010. At the year ended December 31, 2010, a SIPC-7 will be mailed and should be filed for the 12 months January 1, 2010 through December 31, 2010.

SIPC-6 (28-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

SIPC-6 (28-REV 3/09)

For the first half of the fiscal year ending June 30, 2009

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049653 FINRA DEC 12*12
CAROLINA FINANCIAL SECURITIES LLC
185 W MAIN ST
BREVARD NC 28712-3635

150

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Gilmore (828) 883-4400

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 457.21

   1. Less payment of $150 made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ($150.00)

   12/31/08
   Date Paid

   2. Assessment balance due 307.21

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

C. Total assessment and interest due $ 302.21

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ ~~307.21~~

Check # 10353 FOR $150.00
Balance due $157.21

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 10th day of July, 2009.

Carolina Financial Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 7/10/09 Postmarked / 7/13/09 Received / 7/14/09 Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SIPC-6

(28-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

SIPC-6

(28-REV 3/09)

For the first half of the fiscal year ending June 30, 20 09

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Carolina Financial Securities, LLC

PAID
CK. NO. 10357
DATE 8-10-09

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Gilmore / (828) 883-4400

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 457.21

   1. Less payment of $150 made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

      12/31/08
      Date Paid

   2. Assessment balance due 307.21

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

C. Total assessment and interest due $ 307.21

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 307.21

-150.00
$157.21

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 10th day of July, 20 09.

Carolina Financial Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

032 002-676-0
Check #10352 $267.00 7/10/09

10352
CAROLINA FINANCIAL SECURITIES, LLC
P.O. BOX 1976
185 West MAIN STREET
BREVARD, NC 28712
(828) 883-1160

RBC Centura
66-85/531

7/10/2009

Two Hundred Sixty-Seven and 00/100 DOLLARS

60 Stuyvesant Road
Asheville, NC 28803

MEMO

⑈010352⑈ ⑆053100850⑆03200267 60⑈ ⑇0000026700⑇

032 002-676-0
Check #10353 $150.00 7/16/09

111012822
07/15/2009
0333097 6673

This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

00398971
002230000 2
355
00164

10560073873 07/15/2009
0333097 6673

10353
CAROLINA FINANCIAL SECURITIES, LLC

RBC Centura

PAY TO THE ORDER OF Securities Investor Protection Corporation

One Hundred Fifty and 00/100 DOLLARS

Securities Investor Protection Corporation
PO Box 92185
Washington, DC 20090-2185

MEMO SIPC 6 Assessment

⑈010353⑈ ⑆053100850⑆ 03200267 60⑈ ⑇0000015000⑇

032 002-676-0
Check #10354 $400.00 8/6/09

CAROLINA FINANCIAL SECURITIES, LLC
P.O. BOX 1076
185 WEST MAIN STREET
BREVARD, NC 28712
(828) 883-4400

RBC Centura
RBC CENTURA BANK
66-85/531

10354

8/1/2009

PAY TO THE ORDER OF F & E Property Group, LLC $ **400.00

Four Hundred and 00/100 DOLLARS

F & E Property Group, LLC
1119 Hendersonville Rd., Suite 330
Asheville, NC 28803

MEMO Office rent

⑈010354⑈ ⑆053100850⑆03 200 26760⑈ ⑇0000040000⑇

032 002-676-0
Check #10355 $463.70 8/12/09

This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

PAY TO THE ORDER OF United States Treasury $ **463.70

Four Hundred Sixty-Three and 70/100

⑈010355⑈ ⑆053100850⑆ 03 200 26760⑈ ⑇0000046370⑇

032 002-676-0
Check #10356 $300.00 8/10/09

This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

PAY TO THE ORDER OF SMARSH $ **300.00

SMARSH
921 SW Washington Street

⑈010356⑈ ⑆053100850⑆ 03 200 26760⑈ ⑇0000030000⑇

032 002-676-0
Check #10357 $157.21 8/17/09

111012822
08/16/2009
03330439298

This is a LEGAL COPY of your check. You can use it the same way you would use the original check

CAROLINA FINANCIAL SECURITIES, LLC

10357

8/10/2009

PAY TO THE ORDER OF Securities Investor Protection Corporatio $ **157.21

One Hundred Fifty-Seven and 21/100 DOLLARS

Securities Investor Protection Corporatio
PO Box 92185
Washington, DC 20090-2185

MEMO General Assessment Payment

00930211
0022300037
254
05070

⑈010357⑈ ⑆053100850⑆ 03 200 26760⑈ ⑇0000015721⑇

032 002-676-0
Check #10358 $5,077.50 8/20/09

CAROLINA FINANCIAL SECURITIES, LLC
P.O. BOX 1076
185 WEST MAIN STREET
BREVARD, NC 28712
(828) 883-4400

RBC Centura
RBC CENTURA BANK
66-85/531

10358

8/14/2009

PAY TO THE ORDER OF Highland Lake Inn $ **5,077.50

Five Thousand Seventy-Seven and 50/100 DOLLARS

Highland Lake Inn
PO Box 1026
Flat Rock, NC 28731

MEMO Contract# R1A59B

⑈010358⑈ ⑆053100850⑆03 200 26760⑈ ⑇0000507750⑇

032 002-676-0
Check #10359 $480.00

CAROLINA FINANCIAL SECURITIES, LLC
P.O. BOX 1076
185 WEST MAIN STREET
BREVARD, NC 28712
(828) 883-4400

RBC Centura
RBC CENTURA BANK
66-85/531

10359

PAY TO THE ORDER OF Automated Results Computer Consulting $ **480.00

Four Hundred Eighty and 00/100

Automated Results Computer Consulting
PO Box
Brevard, NC 28712

MEMO Invoice# 3153

⑈010359⑈ ⑆053100850⑆03 200 26760⑈ ⑇0000048000⑇

032 002-676-0
Check #10360 $7,420.78 8/25/09

This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

10360

8/17/2009

PAY TO THE ORDER OF Peter Mihalupt $ **7,420.78

Seven Thousand Four Hundred Twenty and 78/100

⑈010360⑈ ⑆053100850⑆03 200 26760⑈ ⑇0000742078⑇

032 002-676-0
Check #10361

This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

10361

Twenty-Six and 11/100

Cox Communications

⑈010361⑈ ⑆053100850⑆ 03 200 26760⑈ ⑇0000002611⑇